

09055681

‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾COMMISSION

Washington, D.C. 20549

| OMB APPROVAL |
| --- |
| OMB Number:     3235-0123 |
| Expires:      February 28, 2010 |
| Estimated average burden hours per response......12.00 |

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-66306 |

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2008___ AND ENDING ___1 2/31/2008___

(MM/DD/YY)          (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:     TORSIELLO SECURITIES, INC.

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 TIMES SQUARE

(No. and Street)

NEW YORK, N.Y. 10036

    (City)        (State)        (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___ANTHONY DIAMOS___     (404) 303-8840ext. 201

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA

(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y.     10017

  (Address)        (City)        (State)        (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant. must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, ___ANTHONY DIAMOS_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___TORSIELLO SECURITIES, INC._____, as
of_____December 31_____, 2008____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____

_____

_____          Signature
         Notary Public                      FINOP
                                                    Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# TORSIELLO SECURITIES, INC.

## FINANCIAL STATEMENTS
## AND
## INDEPENDENT AUDITOR'S REPORT

## FORM X-17A-5

## FOR THE YEAR ENDED

## DECEMBER 31, 2008

# TORSIELLO SECURITIES, INC.

# CONTENTS

# DECEMBER 31, 2008

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

# ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

—

(212) 751-6910
FAX (516) 742-5813

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
    Stockholder's of

## TORSIELLO SECURITIES, INC.

I have audited the accompanying statement of financial condition of Torsiello Securities, Inc., as of December 31, 2008, and the related statements of income and expense, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Torsiello Securities, Inc., as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 17, 2009

# TORSIELLO SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2008

### ASSETS

| | |
|---|---:|
| Cash and cash equivalents | $ 89,894 |
| Accounts receivable | 3,471 |
| Property and equipment (net of accumulated Depreciation of $3,254) | 2,132 |
| Other assets-deposit | 54 |
| **Total assets** | **$ 95,551** |

### LIABILITIES AND STOCKHOLDER'S EQUITY

**Liabilities:**

| | | |
|---|---:|---:|
| Accounts payable and accrued expenses | | $ 26,372 |
| Due to shareholder | | 557 |
| **Total liabilities** | | **26,929** |

**Stockholder's equity:**

| | | |
|---|---:|---:|
| Common stock, no par value | | |
| 1452 shares authorized; | | |
| 72 shares issued and outstanding | $ 18,000 | |
| Additional paid-in-capital | 58,803 | |
| Retained earnings-deficit | ( 8,181) | |
| **Total stockholder's equity** | | **68,622** |
| Total liabilities and stockholder's equity | | $ 95,551 |

See notes to financial statements.

2

# TORSIELLO SECURITIES, INC.

## STATEMENT OF INCOME AND EXPENSE

## FOR THE YEAR ENDED DECEMBER 31, 2008

**Revenues:**

| | | |
|---|---|---|
| Advisory fee income | | $ 529,000 |
| Client expense reimbursement | | 17,413 |
| Other income | | 205 |
| **Total revenue** | | **546,618** |

**Expenses:**

| | | |
|---|---|---|
| Employee compensation | $ 335,000 | |
| Occupancy costs and services | 17,400 | |
| Telephone | 4,851 | |
| Regulatory fees and expenses | 1,674 | |
| Professional fees | 47,700 | |
| Insurance | 31,970 | |
| Office expense | 4,836 | |
| Depreciation | 996 | |
| Taxes | 11,003 | |
| Office supplies | 4,528 | |
| Travel and Entertainment | 20,606 | |
| Other expenses | 25,990 | |
| **Total expenses** | | **506,554** |
| Income before federal income tax | | 40,064 |
| Less: Federal income tax | | -0- |
| **Net income** | | **$40,064** |

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

# TORSIELLO SECURITIES, INC.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2008

**Cash flows from operating activities**

| | |
|---|---:|
| Net income | $ 40,064 |
| Adjustments to reconcile net income to net cash | |
| provided by operating activities | |
| Depreciation | 996 |
| Increase (decrease) in cash resulting from changes in | |
| Operating assets and liabilities | |
| Prepaid expenses | 258 |
| Accounts receivable | 5,101 |
| Petty cash | 241 |
| Accrued expenses and other liabilities | 12,312 |
| **Net cash provided by operating activities** | **58,972** |

**Cash flows from investing activities**

| | |
|---|---:|
| Repayment of loans to members | ( 473) |
| **Net cash provided by investing activities** | **( 473)** |
| | |
| **Net increase in cash and cash equivalents** | **58,499** |

**Cash**

| | |
|---|---:|
| Beginning, January 1, 2008 | 31,395 |
| Ending, December 31, 2008 | $ 89,894 |

See notes to financial statements

4

# TORSIELLO SECURITIES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2008

| | |
|---|---|
| Stockholder's equity, January 1, 2008 | $ 28,558 |
| Add: Net income | 40,064 |
| Stockholder's equity, December 31, 2008 | $ 68,622 |

## STATEMENT OF CHANGES IN LIABILITIES
## SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

## FOR THE YEAR ENDED DECEMBER 31, 2008

| | |
|---|---|
| Balance, January 1, 2008 | $ -0- |
| Increases and (decreases) | -0- |
| Balance, December 31, 2008 | $ -0- |

See notes to financial statements.

5

# TORSIELLO SECURITIES, INC.

# NOTES TO FINANCIAL STATEMENTS

# DECEMBER 31, 2008

## 1. ORGANIZATION AND NATURE OF OPERATIONS:

Torsiello Securities, Inc. (the "Company"), was a wholly-owned subsidiary of Torsiello Capital Partners, LLC (the "Parent") upon its formation on October 13, 2003 and is incorporated under the laws of Delaware. On June 30, the NASD granted approval to the Company to distribute 100% ownership to the three individual shareholders of the Parent. As of December 31, 2008, a single individual owns all outstanding shares.

The Company is engaged in the business of a broker and dealer in securities as those terms are defined in the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company engages in the investment banking business by providing financial advisory services to institutional customers, advising and arranging capital sourcing and mergers and acquisitions on its behalf and on the behalf of an affiliate, Torsiello Capital Advisers Inc. The Company's activities also include the private placement of debt and equity securities on behalf of clients.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents
The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Property and Equipment
Property and equipment are stated at cost. Maintenance and repairs are charged to expense as incurred. The cost of major additions and betterments is capitalized. When property or equipment is sold or otherwise disposed of, the coast and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets.

Revenue Recognition
Investment banking, service and advisory fees arise from securities transactions in which the Company acts as an agent, along with fees earned from providing financial advisory services to its affiliates.

6

**Notes to Financial Statement continued-**

Investment banking fees are recognized at the time the transaction is consummated. Advisory fees to third parties or affiliates are recognized based on the terms of the underlying contract and as such services are rendered.

The Company records client expense reimbursements arising from out-of-pocket expenses incurred and re-billed to clients as revenue in the accompanying statements of operations rather than as a reduction of the expenses incurred in accordance with EITF 01-14 "Income Statement Characterization of Reimbursements Received for "Out-of-pocket" Expenses Incurred."

Income Taxes
Deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. In addition, the Company may recognize deferred tax assets for future tax benefits, such as net operating loss ("NOL") carry forwards, to the extent that realization of such benefits is more likely than not.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. **Property and Equipment:**

Property and equipment consist of the following at December 31, 2008:

|  | Amount | Estimated Useful Lives |
|---|---|---|
| Computer and office equipment | $ 5,386 | 5 years |
| Less: accumulated depreciation | 3,254 | |
| Property and Equipment, Net | $ 2,132 | |

Depreciation expense for the year ended December 31, 2008 was $996.

4. **Stockholder's Equity**

As of December 31, 2008, the Company has 72 shares of common stock outstanding, all of which are held by a single individual.

7

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

**Notes to Financial Statement continued-**

5. **Related Party transactions - Service Fees from Affiliate:**

On January 1, 2008, the Company amended its November 30, 2004 service agreement, previously amended on March 7, 2005 and on July 1, 2006, entered into with Torsiello Capital Advisors Inc. (the "Affiliate"), an entity affiliated through a common ownership interest with the stockholder, under which the Affiliate is engaged by clients seeking financial advisory services, and if such engagement lead to clients wishing to effect or execute a private placement of securities, then the Affiliate will engage the Company to assist in providing such services. Pursuant to such agreement, the Affiliate also utilizes the resources of the Company for research and project development work as it relates to prospective engagements of the Affiliate. The Company is compensated with a monthly retainer for its services and a transaction fee, to be determined on a deal to deal basis. Service fees earned from this agreement for the year ended December 31, 2008 amounted to $529,000.

6. **Net Capital Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company's net capital amounted to $62,965, which was $57,965 in excess of its required net capital of $5,000. The Company's net capital ratio was .43 to 1 at December 31, 2008. In January 2009 the Company filed Part IIA of Form X-17a-5 (unaudited) and reported the same net capital of $62,965.

7. **THE COMPANY CLAIMS EXEMPTION FROM THE REQUIREMENTS OF RULE 15c3-3 UNDER SECTION (K) (2) ( i ) OF THE RULE.**

8. **Revenue and Expense Sharing Agreement:**

On October 1, 2007, the Company formalized a new sub-lease and office services agreement (the"Agreement") with an unrelated party, retroactively effective to February 15, 2007. The Agreement provides for use of office space and certain related office services in perpetuity, cancelable by either party at any time with 12-months notice.

Rent expense incurred under the Agreement for the year ended December 31, 2008 was $17,400.

**Notes to Financial statements continued-**

9. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

   The Company claims exemption from the requirements of rule 15c-3-3, under Section (k) (2) ( i ) of the rule.

10. INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

    The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) ( i ) of the rule.

9

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

# TORSIELLO SECURITIES, INC.

## COMPUTATION OF NET CAPITAL

## DECEMBER 31, 2008

| | | |
|---|---|---|
| Common Stock | | $   18,000 |
| Additional paid-in-capital | | 58,803 |
| Retained earnings-deficit | | ( 8,181) |
| | | 68,622 |
| Less: non-allowable assets | | ( 5,657) |
| Net capital before haircuts | | 62,965 |
| Less: haircuts on securities | | -0- |
| **Net capital** | | **62,965** |

Greater of:

| | | |
|---|---|---|
| Minimum dollar net capital required | $5,000 | |
| or | | |
| Minimum net capital required: (6.67% of aggregate indebtedness $26,929) | $1,795 | 5,000 |
| **Excess net capital** | | **$  57,965** |

### AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accounts payable and accrued expenses, etc. | **$ 26,929** |
| Percentage of aggregate indebtedness to net capital | **43%** |

See notes to financial statements.

10

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

# TORSIELLO SECURITIES, INC.

## RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

### DECEMBER 31, 2008

Net capital per company's unaudited X-17A-5,
Part IIA Filing (Focus Report)                                    $62,965

Audit Adjustments                                                    -0-

Net capital per audited report, December 31, 2008            **$62,965**

11

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

# ARNOLD  G.  GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

———

(212) 751-6910
FAX (516) 742-5813

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
## REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder's of

## TORSIELLO SECURITIES, INC.

In planning and performing our audit of the financial statements and supplementary schedules of Torsiello Securities, Inc. (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(I) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.     Making quarterly securities examinations, counts verifications, and comparisons.

2.     Recordation of differences required by rule 17a-13.

3.     Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

12

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and crosschecks generally included in a system internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 17, 2009

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT